AGENCY AGREEMENT

Dated Effective October 6, 2015

Renaissance Oil Corp.

3123 – 595 Burrard Street

Vancouver, British Columbia   V7X 1J1

Attention:

Craig Steinke

Re: Private Placement of Units

Haywood Securities Inc. (the "Agent") understands that Renaissance Oil Corp. (the "Corporation") proposes to issue and sell, by way of private placement, up to 100,000,000 units of the Corporation ("Units") at a price of $0.10 per Unit for aggregate gross proceeds of up to $10,000,000, subject to the terms and conditions as set out below (the "Offering"). Each Unit will be comprised of one common share of the Corporation (a "Share") and one common share purchase warrant (a "Warrant") entitling the holder thereof to acquire an additional common share of the Corporation (a "Warrant Share") at a price of $0.20 at any time prior to the Expiry Time (as hereinafter defined).  The Shares and Warrants comprising the Units offered hereby are collectively referred to as the "Offered Securities".

Subject to the terms and conditions hereof, the Agent agrees to act as, and the Corporation appoints the Agent as, the sole and exclusive agent of the Corporation to offer the Units for sale on the Closing Date (as hereinafter defined) in the Selling Jurisdictions (as hereinafter defined) on a private placement basis at a price of $0.10 per Unit and to use its reasonable commercial efforts to secure subscriptions therefor. It is understood and agreed by the Agent and the Corporation that the Agent shall act as agent only and is under no obligation to purchase any of the Offered Securities as principal.

The Agent may offer and sell the Units in the United States (as defined herein) and to, or for the account or benefit of, U.S. Persons (as defined herein), provided however that offers and sales of the Units in the United States to, or for the account or benefit of, U.S. Persons, shall be made only on a private placement basis in the following manner. The Agent may, through the U.S. Affiliate (as defined herein), offer the Units in the United States and may offer the Units to, or for the account or benefit of, U.S. Persons, in either case to Accredited Investors (as defined herein) to whom the Corporation will sell such Units directly to U.S. Purchasers, all of which offers and sales shall be made in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act (as defined herein) and applicable U.S. state securities laws.

The Offered Securities will be issued and sold pursuant to exemptions under Securities Laws (as hereinafter defined) including, but not limited to, to "accredited investors" in Canada pursuant to National Instrument 45-106 – Prospectus and Registration Exemptions and to Accredited Investors (as hereinafter defined) in the United States (as hereinafter defined) in accordance with the provisions hereof.

In connection with the Offering, the Agent shall be entitled, in its sole discretion, to retain as sub-agents other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time (as hereinafter defined)) subscriptions for Offered Securities from other registered securities dealers. The fee payable to such sub-agents shall be for the account of the Agent and shall not exceed the fee payable to the Agent hereunder. The Agent shall, however, be under no obligation to engage any sub-agent.

In consideration for its services hereunder, the Agent shall be entitled to the fee provided for in Section 10. That fee shall be payable at the Closing Time upon the closing of the sale of the Offered Securities. For greater certainty, the services provided by the Agent pursuant to this Agreement (as hereinafter defined) will not be subject to the Goods and Services Tax ("GST") provided for in the Excise Tax Act (Canada) and taxable supplies will be incidental to the exempt financial services provided. However, in the event that the Canada Revenue Agency determines that GST provided for in the Excise Tax Act (Canada) is exigible on the fee provided for in Section 10, the Corporation agrees to pay the amount of GST forthwith upon the request of the Agent. The Corporation also agrees to pay the Agent’s expenses as set forth in Section 11.

The following are the further terms and conditions of this Agreement:

Section 1

Definitions

As used in this Agreement, including the paragraphs prior to this definitional section and any amendments hereto, unless the context otherwise requires:

(a)

"Accredited Investor" means an "accredited investor" that satisfies one or more of the criteria set forth in Rule 501 of Regulation D;

(b)

"affiliate" has the meaning ascribed thereto in the BCBCA and, for the purposes of Section 32 of this Agreement, shall have the meaning ascribed to it in Rule 405 under the U.S. Securities Act;

(c)

"Agent" means Haywood Securities Inc.;

(d)

"Agent’s counsel" means Torys LLP, or such other legal counsel as the Agent, with the consent of the Corporation, may retain;

(e)

"Agreement" means this agency agreement and not any particular Article or Section or other portion except as may be specified, and words such as "hereto", "herein" and "hereby" refer to this Agreement as the context requires;

(f)

"Anti-Bribery Laws" shall have the meaning set forth in Section 6(zz) hereof;

(g)

"BCBCA" means the Business Corporations Act (British Columbia), as amended, including the rules and regulations promulgated thereunder;

(h)

"business day" means a day which is not Saturday, Sunday or a legal holiday in Vancouver, British Columbia or Calgary, Alberta;

(i)

"CDS" shall have the meaning set forth in Section 7(e) hereof;

(j)

"Chapman" means Chapman Petroleum Engineering Ltd.;

(k)

"Closing Date" means October 6, 2015, and/or such other date or dates as the Agent and the Corporation may agree in writing;

(l)

"Closing Time" means 4:30 p.m. (Vancouver time), or such other time on the Closing Date as the Agent and the Corporation may agree;

(m)

"Common Shares" means the common shares in the capital of the Corporation and, where appropriate in the context, includes the Shares and the Warrant Shares;

(n)

"Corporation" means Renaissance Oil Corp.;

(o)

"Corporation’s counsel" means Cassels Brock & Blackwell LLP, or such other legal counsel as the Corporation, with the consent of the Agent, may retain;

(p)

"Corporation’s U.S. Counsel" means Dorsey & Whitney LLP, or such other legal counsel as the Corporation, with the consent of the Agent, may retain;

(q)

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902 of Regulation S; Without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(r)

"Documents" means, collectively:

(i)

the Financial Statements;

(ii)

the Information Circular;

(iii)

the material change reports of the Corporation subsequent to December 31, 2014; and

(iv)

the press releases of the Corporation subsequent to December 31, 2014;

(s)

"Due Diligence Session" shall have the meaning set forth in subsection 2(f) hereof;

(t)

"Due Diligence Session Responses" means the responses provided by the Corporation together with all materials provided to the Agent’s counsel during the Due Diligence Session, as given by any director or senior officer of the Corporation, at a Due Diligence Session;

(u)

"Environmental Laws" means all Laws respecting environmental, health or safety matters;

(v)

"Exchange" means the TSX Venture Exchange or any successor thereto;

(w)

"Expiry Date" means the date that is five (5) years from the Closing Date;

(x)

"Expiry Time" means 4:30 p.m. (Vancouver time) on the Expiry Date;

(y)

"Financial Statements" means:

(i)

the audited financial statements of the Corporation as at and for the years ended December 31, 2014 and 2013; and

(ii)

the unaudited consolidated financial statements of the Corporation as at and for the three and nine month periods ended June 30, 2015 and 2014,

in each case including the notes thereto, management’s discussion and analysis in respect thereof and, where applicable, the auditor’s report thereon;

(z)

"Financing" shall have the meaning set forth in Section 21 hereof;

(aa)

"Foreign Issuer" means "foreign issuer" as that term is defined in Rule 902 of Regulation S;

(bb)

"General Solicitation or General Advertising" means "general solicitation or general advertising" as used under Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(cc)

"Governmental Authorities" means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other Law making organizations or entities having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them or exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(dd)

"G.S.T." shall have the meaning set forth in paragraph 5 hereof;

(ee)

"IFRS" shall have the meaning set forth in Section 6(v) hereof;

(ff)

"Indemnified Parties" shall have the meaning set forth in Section 17 hereof;

(gg)

"Indenture Trustee" means Computershare Trust Company of Canada in its capacity as warrant agent under the Warrant Indenture;

(hh)

"Initial Terms" shall have the meaning set forth in Section 21 hereof;

(ii)

"Information Circular" means the information circular and proxy statement of the Corporation dated August 12, 2014 with respect to the annual and special meeting of shareholders of the Corporation held on September 12, 2014;

(jj)

"Interest" shall have the meaning set forth in Section 6(l) hereof;

(kk)

"Investment Company Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

(ll)

"Laws" mean any and all applicable, federal, state, provincial, municipal or local laws in Canada, including all statutes, ordinances, decrees, regulations, by-laws, orders in council, judgments, orders, decisions, decrees, directives and policies of (or issued by) Governmental Authorities;

(mm)

"Liabilities" shall have the meaning set forth in Section 17 hereof;

(nn)

"Material Adverse Change" or "Material Adverse Effect" means any change, effect, event occurrence or circumstances which is or could reasonably be expected to be material and adverse to the business, revenues, properties, results of operations, affairs, assets, capitalization, financial condition, rights or liabilities, (contingent or otherwise) of the Corporation and the Subsidiaries (taken as a whole);

(oo)

"Montero Interest" shall have the meaning set forth in Section 6(m) hereof;

(pp)

"Offered Securities" shall have the meaning set forth in the first paragraph hereof;

(qq)

"Offering" shall have the meaning set forth in the first paragraph hereof;

(rr)

"Offshore Transaction" means "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

(ss)

"person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, director, trustee, unincorporated organization, or Governmental Authority;

(tt)

"President's List" shall have the meaning set forth in Section 9 hereof;

(uu)

"President's Units" shall have the meaning set forth in Section 9 hereof;

(vv)

"Proceedings" shall have the meaning set forth in Section 17 hereof;

(ww)

"Public Record" means all information filed by or on behalf of the Corporation with the Securities Commissions, including, without limitation, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any Securities Laws of Canada;

(xx)

"R2 Technical Report" means the report dated June 1, 2014 entitled “Evaluation of Prospective Resources – Unconventional Gas Volumes, Spain" prepared by Chapman;

(yy)

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(zz)

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(aaa)

"ROFR Notice" shall have the meaning set forth in Section 21 hereof;

(bbb)

"SEC" means the United States Securities and Exchange Commission;

(ccc)

"Section 4(a)(2)" means Section 4(a)(2) of the U.S. Securities Act;

(ddd)

"Securities Commissions" means, collectively, the securities commissions or similar regulatory authorities in each of the Selling Jurisdictions in Canada and "Securities Commission" means any of them;

(eee)

"Securities Laws" means all Laws of the Selling Jurisdictions respecting securities and corporate matters;

(fff)

"Selling Dealer Group" means the dealers and brokers, other than the Agent, who participate in the Offering pursuant to this Agreement;

(ggg)

"Selling Jurisdictions" means all of the provinces of Canada, any state of the United States and such other jurisdictions outside of Canada and the United States as may be agreed by the Agent and the Corporation prior to the Closing Date as evidenced by the Corporation’s acceptance of a Subscription Agreement with respect thereto;

(hhh)

"Share" shall have the meaning set forth in the first paragraph hereof;

(iii)

"Subscriber" means a person resident in the Selling Jurisdictions who subscribes for Units;

(jjj)

"Subscription Agreements" means the agreements to be entered into at closing between the Corporation and each of the Subscribers setting out the contractual relationship between the Corporation and the Subscribers, in form and substance satisfactory to the Corporation and the Agent;

(kkk)

"Subsidiaries" means R2 Energy Ltd. and Renaissance Oil Corp. S.A.;

(lll)

"subsidiary" has the meaning ascribed thereto in the BCBCA;

(mmm)

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

(nnn)

"Swaps" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(ooo)

"to the knowledge of the Corporation" or similar statement means a statement as to the actual knowledge of each of Craig Steinke, President and Chief Executive Officer and Gordon Keep, Director, not in their personal capacity, about the facts or circumstances to which such phrase related without inquiry;

(ppp)

"Trustee" means Computershare Investor Services Inc. in its capacity as registrar and transfer agent for the Common Shares;

(qqq)

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(rrr)

"U.S. Affiliate" means Haywood Securities (USA) Inc.;

(sss)

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(ttt)

"U.S. Person" means a "U.S. person", as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(uuu)

"U.S. Purchaser" means any purchaser of Units that is (a) a U.S. Person, (b) a person purchasing Units on behalf of, or for the account or benefit of, any U.S. Person or any person in the United States, (c) a person who receives or received an offer to acquire the Units while in the United States, and (d) a person who was in the United States at the time such person's buy order was made or the subscription agreement pursuant to which it is acquiring Units was executed or delivered

(vvv)

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(www)

"Units" shall have the meaning set forth in the first paragraph hereof;

(xxx)

"Warrant" shall have the meaning set forth in the first paragraph hereof;

(yyy)

"Warrant Certificates" means the certificates representing the Warrants which certificates shall be governed by the terms and conditions set forth in the Warrant Indenture and shall be in form and substance satisfactory to the Corporation and the Agent, acting reasonably;

(zzz)

"Warrant Indenture" means the warrant indenture between the Corporation and the Indenture Trustee to be dated the Closing Date;

(aaaa)

"Warrant Shares" means the Common Shares issuable to the holders of Warrants upon the due and proper exercise of the Warrants in accordance with the terms of the Warrant Indenture; and

"misrepresentation", "material change" and "material fact" shall have the meanings ascribed thereto under the Securities Laws of the Selling Jurisdictions in Canada; "distribution" means "distribution" or "distribution to the public", as the case may be, as defined under the Securities Laws of the Selling Jurisdictions in Canada; and "distribute" has a corresponding meaning. In this Agreement, words importing the singular include the plural and words importing gender include all genders.

Section 2

Corporation’s Covenants as to Issuance

The Corporation covenants and agrees:

(a)

that the Offered Securities will be duly and validly created, authorized and, upon receipt of full payment therefor, issued as fully-paid and non-assessable;

(b)

to comply with all covenants of the Corporation set forth in this Agreement, the Warrant Indenture, the Warrant Certificates and the Subscription Agreements, and to duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement, the Warrant Indenture, the Warrant Certificates and the Subscription Agreements;

(c)

to deliver to the Agent as many copies of the Documents as the Agent may reasonably request and such delivery shall constitute the Corporation’s authorization of the Agent to use the Documents in connection with the offering of the Offered Securities for sale in the Selling Jurisdictions;

(d)

to file all necessary forms and reports with the appropriate Securities Commissions, the SEC, the Exchange and other Governmental Authorities in connection with the issuance of the Offered Securities;

(e)

as soon as reasonably possible, and in any event by the Closing Date, to take all such steps as may be necessary to enable the Offered Securities to be offered for sale and sold on a private placement basis in the Selling Jurisdictions through the Agent or member of the Selling Dealer Group; and

(f)

prior to the Closing Date, to allow the Agent to conduct all due diligence which the Agent may reasonably require in order to:

(i)

confirm the Public Record is accurate, current and complete in all material respects; and

(ii)

fulfill the Agent’s obligations as agent,

and will provide to the Agent and the Agent’s counsel and consultants reasonable access to the Corporation’s properties, senior management personnel and corporate, financial and other records for the purposes of conducting such due diligence reviews. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management, legal counsel and audit committee, to answer any questions which the Agent may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (collectively, the "Due Diligence Session"). The Agent shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use reasonable commercial efforts to have its legal counsel, auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.

Section 3

Corporation’s Covenants as to Changes

The Corporation covenants and agrees that:

(a)

during the period commencing with the date hereof until the completion of the Offering, the Corporation will promptly inform the Agent of the full particulars of:

(i)

any material change (actual, anticipated or, to the knowledge of the Corporation, threatened) in or affecting the business, operations, revenues, properties, results of operations, affairs, assets, capitalization, financial condition, rights or liabilities (contingent or otherwise) of the Corporation and the Subsidiaries (taken as a whole);

(ii)

the occurrence or change of a material fact or event which, in any such case, is, or may be, of such a nature as to:

(A)

render any part of the Public Record untrue, false or misleading in a material respect;

(B)

result in a misrepresentation in any part of the Public Record;

(C)

result in any part of the Public Record not complying with Securities Laws of Canada; or

(iii)

the discovery by the Corporation of any misrepresentation in any part of the Public Record or in any information regarding the Corporation previously provided to the Agent by the Corporation,

provided that if there may be any reasonable doubt as to whether an event of the nature referred to in this Section 3(a) has occurred, the Corporation shall promptly inform the Agent of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agent as to whether the occurrence is of such nature;

(b)

during the period commencing with the date hereof until the  completion of the Offering, the Corporation will promptly inform the Agent of the full particulars of:

(i)

any request of any Securities Commission, the SEC, the Exchange or other Governmental Authority for:

(A)

any amendment to any part of the Public Record, or

(B)

for any additional information which may be material to the distribution of the Offered Securities;

(ii)

the issuance by any Securities Commission, the SEC, the Exchange or other Governmental Authority of:

(A)

any order to cease or suspend trading of any securities of the Corporation (including the Units, Offered Securities and the Warrant Shares), or

(B)

the institution or threat of institution of any proceedings for that purpose; or

(iii)

the receipt by the Corporation of any communication from any Securities Commission, the SEC, the Exchange or other Governmental Authority relating to:

(A)

any part of the Public Record, or

(B)

the distribution of the Offered Securities or the Warrant Shares;

and except as otherwise agreed by the Agent, the Corporation will use its best efforts to prevent the issuance of any such cease trading order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible;

(c)

during the period commencing on the date hereof until the completion of the Offering, the Corporation will promptly provide to the Agent, for review by the Agent and the Agent’s counsel, prior to the publication, filing or issuance thereof:

(i)

any proposed document, including without limitation, any annual information form, material change report, financial statement, business acquisition report or information circular, which is or may be deemed to be part of the Public Record; or

(ii)

any press release (subject to the Corporation’s obligations under Securities Laws to make timely disclosure of material information); and

(d)

the Corporation shall include the following (or similar) legend at the top of the first page of any press release made in respect of the Offering:

"NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES."

and each such press release will include the following (or similar) disclosure:

"The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful."

(e)

the Corporation shall promptly comply, to the reasonable satisfaction of the Agent and the Agent’s counsel, with all applicable filing and other requirements under Securities Laws with respect to any event of the nature referred to or contemplated in Section 3(a) or (b).

Section 4

Corporation’s Other Covenants

The Corporation covenants and agrees that:

(a)

it shall not take any action that would prevent the Corporation and the Agent from relying on the exemptions from the prospectus or registration requirements of Securities Laws as contemplated by the Subscription Agreements;

(b)

it will use the proceeds from the issuance and sale of the Offered Securities to aid in its ongoing efforts to secure oil and gas rights in Mexico, to fund capital expenditures and for general corporate purposes;

(c)

it will allow the Agent and the Agent’s counsel to participate fully in the preparation of the Subscription Agreements and the Warrant Indenture;

(d)

it will make available its senior management persons to meet with potential investors if so requested by the Agent;

(e)

all written or oral opinions, advice and materials provided by the Agent to the Corporation in connection with the Offering are intended solely for the benefit and internal use of the Corporation and the Corporation agrees that, unless otherwise required by Law, no such opinion, advice or material shall be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public reference to the Agent be made by the Corporation (including its management, directors and counsel) without the prior written consent of the Agent, in each specific instance. The Agent expressly disclaims any liability or responsibility to the Corporation or any affiliate thereof, their respective management and boards of directors, or any other party, including, without limitation, any past, present, or future holder of any securities of the Corporation, by reason of unauthorized use, publication, distribution or reference to any oral or written opinions or advice or materials provided by the Agent or any unauthorized reference to the Agent or the engagement of the Agent hereunder;

(f)

it will use its commercial reasonable efforts to obtain all necessary approvals of the Exchange for the listing and posting of the Shares and the Warrant Shares for trading on the Exchange, subject only to the filing of required documents which cannot reasonably be filed until after the Closing Time;

(g)

after the initial Closing Time, it will use its commercial reasonable efforts to promptly obtain all necessary approvals of the Exchange for the listing and posting of the Warrants for trading on the Exchange on expiry of any applicable hold periods;

(h)

the Corporation shall use its best efforts to maintain its (or any successors’) status as a reporting issuer not in default of any material requirement of Securities Laws until five (5) years after the Closing Date in the Selling Jurisdictions in which it is or in which it becomes a reporting issuer provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the common shares have approved the transaction in accordance with the requirements of Securities Laws and corporate laws;

(i)

the Corporation will carry on its business in a prudent manner in accordance with industry standards and good business practice and will keep or cause to be kept proper books of accounts in accordance with Law; and

(j)

the Corporation will not, from the date hereof until that date that is 120 days following the Closing Date, directly or indirectly, sell, or offer to sell, or announce the offering of, or enter into or make any agreement or understanding, or announce the making or entry into of any agreement or understanding, to issue, sell or exchange any Common Shares or securities exchangeable or convertible into Common Shares without the prior written consent of the Agent, not to be unreasonably withheld, provided that notwithstanding the foregoing, the Corporation may:

(i)

grant stock options under the Corporation’s existing employee stock option plan (not in excess of the number of options allowable under the rules of the Exchange);

(ii)

issue Common Shares to the holders of stock options or other convertible securities or instruments of the Corporation existing at the date hereof, including the existing warrants exercisable for Common Shares; and

(iii)

issue Warrants Shares.

Section 5

Agent’s Covenants

The Agent hereby represents and warrants to, and covenants with the Corporation that it is duly qualified and registered to carry on business as a securities dealer in each of the Selling Jurisdictions where the sale of the Units requires such qualification and/or registration in a manner that permits the sale of the Offered Securities on a basis described herein. The Agent covenants and agrees with the Corporation that it will, and it will cause a similar covenant to be contained in any agreement entered into with any member of the Selling Dealer Group established in connection with the distribution of the Offered Securities:

(a)

conduct its activities in connection with the proposed offer and sale of the Offered Securities in compliance with this Agreement and all Securities Laws;

(b)

not solicit subscriptions for Offered Securities, trade in Offered Securities or otherwise do any act in furtherance of a trade of Offered Securities outside of the Selling Jurisdictions except in any other jurisdiction in compliance with the Laws thereof and provided that the Agent may so solicit, trade or act within such jurisdiction only if such solicitation, trade or act is in compliance with Securities Laws in such jurisdiction and does not:

(i)

obligate the Corporation to take any action to qualify or register any of its securities or any trade of any of its securities (including the distribution of the Offered Securities);

(ii)

obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction; or

(iii)

subject the Corporation to any reporting or other requirement in such jurisdiction;

(c)

obtain from each Subscriber an executed Subscription Agreement and all applicable undertakings, questionnaires and other forms required under Securities Laws or requirements of the Exchange and supplied to the Agent by the Corporation for completion in connection with the distribution of the Offered Securities; and

(d)

not engage in any form of general solicitation or advertise the proposed Offering in printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, nor provide or make available to prospective purchasers of Offered Securities any document or material which would constitute an offering memorandum as defined under Securities Laws.

Section 6

Representations and Warranties of the Corporation

The Corporation represents and warrants to the Agent, and acknowledges that the Agent is relying upon such representations and warranties, as follows:

(a)

each of the Corporation and the Subsidiaries and, to the knowledge of the Corporation, Montero Energy Corporation S.L., has been duly incorporated, amalgamated or formed (as the case may be) and organized and is valid and subsisting existing under the Laws of the jurisdiction of its incorporation, amalgamation or formation (as the case may be) and has all requisite corporate capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets;

(b)

each of the Corporation and the Subsidiaries and, to the knowledge of the Corporation, Montero Energy Corporation S.L., is qualified to carry on business under the Laws of each jurisdiction in which it carries on a material portion of its business;

(c)

each of the Corporation and the Subsidiaries and, to the knowledge of the Corporation, Montero Energy Corporation S.L., has conducted and is conducting and will conduct its business in compliance in all material respects with all Laws of each jurisdiction in which it carries on a material portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on its business as now conducted and as presently proposed to be conducted, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which, individually or in the aggregate, constitutes a Material Adverse Effect, and the Corporation is not aware of any Law which the Corporation anticipates the Corporation or the Subsidiaries or, to the knowledge of the Corporation, Montero Energy Corporation S.L., will be unable to comply with without constituting a Material Adverse Effect;

(d)

the Corporation does not have any subsidiaries other than the Subsidiaries, the Corporation is not "affiliated" with or a "holding corporation" of any other body corporate (within the meaning of those terms in the BCBCA), nor is it directly or indirectly a partner of any partnerships (other than participating in industry partnerships in the ordinary course of business) or limited partnerships, and, other than Montero Energy Corporation S.L., the Corporation has no material security holding or other interests in any other corporation or business organization;

(e)

all of the issued and outstanding securities and equity and voting interests, as the case may be, in the capital of the Subsidiaries are validly issued as fully paid and non-assessable and beneficially owned, directly or indirectly, by the Corporation with valid and marketable title free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued securities of any Subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement warrant, option or right for the acquisition of any unissued or issued securities of any of the Subsidiaries;

(f)

the minute books of each of the Corporation and the Subsidiaries contain true and correct copies of all the constating documents of the Corporation and the Subsidiaries, in all material respects, respectively, and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of directors and shareholders of the Corporation and the Subsidiaries, respectively, and all such meetings were duly called and properly held and all consent resolutions were properly adopted;

(g)

the books of account and other records of the Corporation and the Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(h)

each of the Corporation and the Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which, to the knowledge of the Corporation, are claimed by any Governmental Authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation and the Subsidiaries and there are no actions, suits, proceedings, investigations or claims, to the Corporation’s knowledge, threatened or pending against the Corporation and the Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such Governmental Authority;

(i)

the Corporation is not aware of any material contingent tax liability of the Corporation or the Subsidiaries or any grounds which will prompt a reassessment;

(j)

all filings made by the Corporation and the Subsidiaries under which the Corporation or any of the Subsidiaries, as applicable, has received or is entitled to government incentives, have been made in accordance, in all material respects, with all Laws and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or the Subsidiary, as applicable, or previously accrued on the accounts thereof to be recovered or disallowed;

(k)

except for such matters as would not individually or in the aggregate, constitute a Material Adverse Effect:

(i)

neither the Corporation, the Subsidiaries  nor, to the knowledge of the Corporation, Montero  Energy Corporation S.L., is in violation of any Environmental Laws;

(ii)

each of the Corporation, the Subsidiaries and, to the knowledge of the Corporation, Montero  Energy Corporation S.L., has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)

there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation, any of the Subsidiaries or, to the knowledge of the Corporation, Montero Energy Corporation S.L., that have not been remedied;

(iv)

no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation, any of the Subsidiaries or, to the knowledge of the Corporation, Montero  Energy Corporation S.L.;

(v)

neither the Corporation, the Subsidiaries nor, to the knowledge of the Corporation, Montero  Energy Corporation S.L., has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)

each of the Corporation, the Subsidiaries and, to the knowledge of the Corporation, Montero  Energy Corporation S.L., holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and neither the Corporation, the Subsidiaries nor, to the knowledge of the Corporation, Montero  Energy Corporation S.L., has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed and made subject to limitation or conditions, revoked, withdrawn or terminated; and

(vii)

neither the Corporation, the Subsidiaries nor, to the knowledge of the Corporation, Montero Energy Corporation S.L., has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Corporation, any of the Subsidiaries nor, to the knowledge of the Corporation, Montero  Energy Corporation S.L., has settled any allegation of material non-compliance short of prosecution;

(l)

to the knowledge of the Corporation, Montero Energy Corporation S.L. made available to Chapman, prior to the issuance of the R2 Technical Report, for the purpose of preparing the R2 Technical Report, all information requested by Chapman. Except with respect to changes in commodity prices and production that occurred since the date of the R2 Technical Report, the Corporation has no knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to Chapman since the dates that such information was so provided. The Corporation believes that the R2 Technical Report reasonably presents the quantity of the oil and gas resources attributable to the crude oil, natural gas liquids and natural gas properties evaluated in the R2 Technical Report as of the date thereof, based upon information available at the time the R2 Technical Report was prepared and the assumptions as to commodity prices and costs contained therein, and except as may be solely attributable to changes in commodity prices since the date of the R2 Technical Report, the Corporation is not aware of any pending or threatened action, suit, proceeding or inquiry or any other development which could, individually or in the aggregate, have a material adverse effect on the quantity of prospective resources of Montero Energy Corporation S.L.;

(m)

to the knowledge of the Corporation, Montero Energy Corporation S.L. has good and marketable title to all of its properties and assets and, to the knowledge of the Corporation’s knowledge, Montero Energy Corporation has the right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this subsection, the foregoing are referred to as the "Montero Interest") and represents and warrants that the Montero Interest is free and clear of adverse claims created by, through or under the Montero Energy Corporation S.L. except those arising in the ordinary course of business, and that, to the Corporation’s knowledge, Montero Energy Corporation S.L. holds the Montero Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Montero Interest  would not constitute a Material Adverse Effect;

(n)

any and all operations of the Corporation and the Subsidiaries and, to the knowledge of the Corporation, any and all operations by Montero Energy Corporation S.L. and other third parties, on or in respect of the assets and properties of the Corporation and the Subsidiaries and Montero Energy Corporation S.L., as applicable, have been conducted in accordance with good oil and gas industry practices and in material compliance with Laws;

(o)

the properties and assets of the Corporation and the Subsidiaries are free and clear of all mortgages, pledges, liens, charges and encumbrances as security and other than those encumbrances that are standard in the oil and gas industry, or which do not and will not have a material adverse effect on the ownership or operation of such assets and properties and neither the Corporation nor any of the Subsidiaries has done any act or suffered or permitted any action whereby any person has acquired or may acquire an interest in or to the material properties and assets of the Corporation or the Subsidiaries, nor have the Corporation or any of the Subsidiaries done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat title to any of the material properties and assets of the Corporation;

(p)

the Corporation has full corporate capacity, power and authority to enter into this Agreement, the Subscription Agreements, the Warrant Indenture and the Warrant Certificates and to perform its obligations set out herein and therein (including, without limitation, to create, issue and sell the Offered Securities, to issue the Warrant Shares on valid exercise of the Warrants), and this Agreement has been and the Subscription Agreements, the Warrant Indenture and the Warrant Certificates  will be, on the Closing Date, duly authorized, executed and delivered by the Corporation and this Agreement is, and the Subscription Agreements and the Warrant Indenture will on the Closing Date be, legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to Laws relating to creditors’ rights generally and except as rights to indemnity may be limited by Law;

(q)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Offered Securities and upon receipt of payment therefore, the Offered Securities will be validly issued as fully paid and non-assessable;

(r)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Warrant Shares, and upon the due and proper exercise or deemed exercise of the Warrants in accordance with their respective terms, including receipt of payment therefor, the Warrant Shares issued by the Corporation will be validly issued as fully-paid and non-assessable Common Shares;

(s)

the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of any of this Agreement, the Subscription Agreements, the Warrant Indenture or the Warrant Certificates by the Corporation, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under:

(i)

the Laws of the Province of British Columbia or the Laws of Canada applicable therein;

(ii)

any term or provision of the constating documents of the Corporation or the Subsidiaries or of any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or the Subsidiaries; or

(iii)

any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Subsidiaries is a party or by which it is bound on the Closing Date;

which default or breach, individually or in the aggregate, could constitute a Material Adverse Effect;

(t)

since December 31, 2014, other than as disclosed in the Public Record, there has not been any material change in the assets, capital, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and the Subsidiaries (taken as a whole) and, to the knowledge of the Corporation, since December 31, 2014 there has not been any material change in the assets, capital, liabilities or obligations (absolute, accrued, contingent or otherwise) of Montero Energy Corporation S.L., and no event has occurred or circumstance exists which could reasonably be expected to result in such a change, except where such change would not, individually or in the aggregate, have a Material Adverse Effect;

(u)

since December 31, 2014, neither the Corporation nor the Subsidiaries nor, to the knowledge of the Corporation, Montero Energy Corporation S.L., has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Corporation and the Subsidiaries and which is not in the ordinary course of business, other than the Offering or as disclosed in the Financial Statements;

(v)

the Financial Statements fairly present, in all material respects and in accordance with international financial reporting standards ("IFRS") consistently applied, the financial position and condition, the results of the operations, cash flows and other information purported to be shown therein of the Corporation and the Subsidiaries on a consolidated basis as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation and the Subsidiaries on a consolidated basis as at the dates thereof required to be disclosed in accordance with IFRS, and include all adjustments necessary for a fair presentation;

(w)

no officer, director, employee or any other person not dealing at arm’s length with the Corporation or, to the knowledge of the Corporation, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee or any other encumbrances or claims of any nature whatsoever which are based on the Corporation’s revenues;

(x)

there has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102, Continuous Disclosure Obligations with the auditors of the Corporation);

(y)

the Corporation has established financial and operating reporting procedures which provide a reasonable basis for the Corporation and its officers and directors to make proper judgments as to the financial position, operations and prospects of the Corporation and the Subsidiaries;

(z)

the Corporation on a consolidated basis maintains a system of internal controls sufficient to provide reasonable assurances that:

(i)

transactions are executed in accordance with management’s general or specific authorization;

(ii)

transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with IFRS and to maintain accountability for assets;

(iii)

access to its assets is permitted only in accordance with management’s general or specific authorization;

(iv)

the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences;

(v)

material information relating to the Corporation and the Subsidiaries is made known to those within the Corporation and the Subsidiaries, as applicable, responsible for the preparation of the financial statements during the period in which the financial statements have been prepared; and

(vi)

all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect the Corporation’s ability to disclose to the public information required to be disclosed by it in accordance with Law and all fraud, whether or not material, that involves management or employees that have a significant role in the Corporation’s internal controls have been disclosed to the directors;

(aa)

no material information was withheld from Corporation’s auditors for the purposes of preparing the auditor’s report to the Financial Statements and all information provided to Corporation’s auditors for such purposes was given in good faith and the Financial Statements do not contain any statement or fact which is materially inaccurate, and no material fact or matter has been omitted therefrom which would make any statement of fact therein misleading in any material respect; all expressions of opinion and expectation therein contained are honestly and fairly based and such replies have been prepared or approved by persons having appropriate knowledge and responsibility to enable them properly to provide such replies and all such replies have been given in good faith;

(bb)

neither the Corporation nor the Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws and BCBCA, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements and in transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(cc)

neither the Corporation nor any of the Subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation or the Subsidiaries that are currently outstanding;

(dd)

there are no actions, suits, proceedings or inquiries in existence or, to the knowledge of the Corporation, pending or threatened against or affecting the Corporation or the Subsidiaries at Law or in equity or before or by any Governmental Authority, which, individually or in the aggregate, constitute a Material Adverse Effect, and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(ee)

the information and statements set forth in the Public Record and the Documents, were true, correct, and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statements, and were prepared in accordance with and complied with Securities Laws of Canada and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(ff)

the authorized capital of the Corporation consists of an unlimited number of Common Shares, and an unlimited number of preferred shares issuable in series, of which as of the date hereof, but prior to the issuance of the Offered Securities pursuant to this Agreement, 47,153,469 Common Shares are currently issued and outstanding, each of which shares is validly issued, fully paid and non-assessable, and no preferred shares are outstanding;

(gg)

no person holds any securities convertible or exchangeable into securities of the Corporation or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation except:

(i)

3,926,000 Common Shares subject to stock options granted under the Corporation’s existing employee stock option plan; and

(ii)

warrants to purchase up to an additional 19,166,666 Common Shares at a price of $0.25 per Common Share;

(hh)

none of the directors, officers or employees of the Corporation or the Subsidiaries, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or the Subsidiaries, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation or the Subsidiaries;

(ii)

Computershare Investor Services Inc. at its principal offices in the City of Vancouver, British Columbia, is the duly appointed registrar and transfer agent of the Common Shares and at the Closing Time Computershare Trust Company of Canada will be duly appointed transfer agent of the Warrants and Indenture Trustee under the Warrant Indenture;

(jj)

no Securities Commission, the SEC, the Exchange or other Governmental Authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in default of any material requirement of the Securities Laws;

(kk)

the Corporation is not subject to the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act and none of its securities are registered under Section 12 of the U.S. Exchange Act;

(ll)

the issued and outstanding Common Shares are, and, subject to satisfaction of the conditions set forth in the conditional acceptance letter of the Exchange dated September 30, 2015, the Shares and, when properly issued on due exercise of the Warrants, the Warrant Shares will be, listed and posted for trading on the Exchange and the Corporation is in material compliance with the by-laws, rules and regulations of the Exchange;

(mm)

the Corporation is a "reporting issuer" and is not in default in each of the Provinces of British Columbia and Alberta within the meaning of the Securities Laws in such provinces, has been a reporting issuer in one of such provinces for at least four months and is not in default of any material requirement of Securities Laws;

(nn)

to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it;

(oo)

no authorization, approval or consent of any Governmental Authority or third party is required to be obtained by the Corporation in connection with the sale and delivery of the Offered Securities or the Warrant Shares, except as contemplated hereby;

(pp)

other than as provided for in this Agreement, and in connection with certain sales concurrently herewith, the Corporation has not incurred any obligation or liability, contingent or otherwise, or brokerage fees, finder’s fees, or agent’s commission or other similar forms of compensation with respect to the transactions contemplated hereby;

(qq)

the form and terms of definitive certificates representing each of the Common Shares (including the Shares and Warrant Shares) and the Warrant Certificates have been, or will prior to the Closing Date be, duly approved and adopted by the Corporation and comply with all legal requirements relating thereto;

(rr)

each of the Corporation and the Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts that are customary in the business in which it is engaged; all policies of insurance and fidelity or surety bonds insuring the Corporation and the Subsidiaries or their respective business, assets, employees, officers and directors are in full force and effect, the Corporation and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it or the Subsidiaries will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business;

(ss)

to the knowledge of the Corporation, none of its directors or officers are now, or ever have been, subject to an order or ruling of any Governmental Authority prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(tt)

the representations and warranties made by the Corporation in the Subscription Agreements and the Warrant Indenture are, or will be, true and correct as of the date at which they are made;

(uu)

the Corporation has taken or will take prior to the Closing Date all such steps as may be necessary to comply with such requirements of Securities Laws such that the Offered Securities may, in accordance with Securities Laws, be offered for sale and sold on a private placement basis in the Selling Jurisdictions through the Agent or any member of the Selling Dealer Group;

(vv)

other than the Warrant Indenture and as set forth in Schedule A hereto, there are no material contracts or agreements to which the Corporation or any Subsidiary is a party or by which it is bound and each of such contracts and agreements constitute a legally valid and binding agreement of the Corporation or the Subsidiaries enforceable in accordance with their terms and, to the knowledge of the Corporation, no party thereto is in default thereunder. For the purposes of this subparagraph, any contract or agreement pursuant to which the Corporation will, or may reasonably be expected to, result in a requirement to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or is out of the ordinary course of business of the Corporation or the Subsidiaries, shall be considered to be material;

(ww)

except as set forth in Schedule B hereto, neither the Corporation nor any Subsidiary is a party to any contracts of employment which may not be terminated on one month’s notice or which provide for payments occurring on a change of control of the Corporation and the Subsidiaries (taken as a whole);

(xx)

the Corporation does not have any Swaps;

(yy)

neither the Corporation nor, to its knowledge, any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation, other than the escrow agreements entered into pursuant to the rules of the Exchange;

(zz)

the Corporation, the Subsidiaries and, to the knowledge of the Corporation, Montero Energy Corporation S.L., are now and at all times have been in compliance with all Laws respecting anti-bribery or anti-corruption matters ("Anti-Bribery Laws"), and the Corporation and  the Subsidiaries will remain in compliance with Anti-Bribery Laws; the Corporation and the Subsidiaries will not authorize, offer or make payments directly or indirectly to any person  that would result in a violation of any applicable Anti-Bribery Laws; and no part of the proceeds received from the Offering will be used for any purpose that could constitute a violation of Anti-Bribery Laws;

(aaa)

the Corporation, the Subsidiaries and, to the knowledge of the Corporation, Montero Energy Corporation S.L., are familiar with the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder and the similar Laws in each jurisdiction in which it carries on business and their purposes, including their prohibition against taking corrupt actions in furtherance of an offer, payment, promise to pay or authorization of the payment of anything of value, including but not limited to cash, cheques, wire transfers, tangible and intangible gifts, favours, services, and those entertainment and travel expenses that go beyond what is reasonable and customary and of modest value, to: (i) an executive, official, employee or agent of a Governmental Authority; (ii) a director, officer, employee or agent of a wholly or partially government owned or controlled corporation or business; (iii) a political party or official thereof, or candidate for political office; or (iv) an executive, official, employee or agent of a public international organization, in each case in order to obtain, retain or direct business, while knowing or having a reasonable belief that all or some portion will be used for the purpose of: (A) influencing any act, decision or failure to act by a government official in his or her official capacity, (B) inducing a government official to use his or her influence with a Government Authority to affect any act or decision of such Governmental Authority, or (C) securing an improper advantage;

(bbb)

the Corporation, the Subsidiaries and, to the knowledge of the Corporation, Montero Energy Corporation S.L., and their respective representatives have each complied with all Laws respecting anti-money laundering matters;

(ccc)

the Due Diligence Responses were true and correct where they relate to matters of fact, and the Corporation and its directors and officers have responded in as thorough and complete a fashion as reasonably possible. Where the responses reflect the opinion or view of the Corporation or its directors or officers, such opinions or views were honestly held at the time they were given;

(ddd)

the Corporation does not have any knowledge of any outstanding rights of first refusal or other preemptive rights of purchase which entitle any person to acquire any material portion of the rights, title, interests, property or assets of the Corporation or the Subsidiaries; and

(eee)

to its knowledge, no officer or director of the Corporation is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with the Corporation or any of the Subsidiaries.

It is further agreed by the Corporation that all representations, warranties and covenants in this Section 6 made by the Corporation to the Agent shall also be deemed to be made for the benefit of the Subscribers as if the Subscribers were also parties hereto (it being agreed that the Agent is acting for and on behalf of the Subscribers for this purpose).

Section 7

Conditions

The obligations of the Agent hereunder shall be conditional upon the Agent receiving, and the Agent shall have the right on the Closing Date on behalf of the Subscribers to withdraw all Subscription Agreements delivered and not previously withdrawn by Subscribers unless the Agent receives, at the Closing Time:

(a)

legal opinions of:

(i)

the Corporation’s counsel (addressed to the Agent and the Subscribers) relating to the offering, issuance and sale of the Offered Securities and the issuance of the Warrant Shares as to all other legal matters, including compliance with Securities Laws, in any way connected with the Offering as the Agent may reasonably request in such form as negotiated by the Agent’s Counsel and the Corporation’s Counsel; and

(ii)

the Corporation’s U.S. Counsel (addressed to the Agent), confirming that: (A) the offer and sale of the Units and the Offered Securities to persons in the United States does not require registration under the U.S. Securities Act; and (B) the exercise of the Warrants and the issuance of the Warrant Shares do not require registration under the U.S. Securities Act, in each case in form and substance satisfactory to the Agent, acting reasonably.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the Laws of jurisdictions other than the jurisdiction of residence of such counsel or Canada and on certificates of officers of the Corporation, the Trustee and the auditors of the Corporation as to relevant matters of fact.

(b)

a certificate of the Corporation dated the Closing Date, addressed to the Agent and the Subscribers and signed on the Corporation’s behalf by two senior officers of the Corporation satisfactory to the Agent, acting reasonably, certifying that:

(i)

the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)

the representations and warranties of the Corporation set forth in this Agreement, the Subscription Agreements and the Warrant Indenture are true and correct at the Closing Time, as if made at such time;

(iii)

no event of a nature referred to in Section 13(a), (b) or (d) has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of Section 13(a) (b) and (d) any requirement of the Agent to make a determination as to whether or not any event or change has, in the Agent’s opinion, had or could have the effect specified therein); and

(iv)

such other matters as may be reasonably requested by the Agent or the Agent’s counsel;

(c)

evidence satisfactory to the Agent that the Corporation has obtained all necessary approvals of the Exchange for the issuance of the Offered Securities and the Warrant Shares and the listing of the Shares and the Warrant Shares, subject only to the filing of any documents and payment of applicable fees which may be required by the Exchange;

(d)

a duly executed copy of the Warrant Indenture, in form and substance reasonably satisfactory to the Agent and the Agent’s counsel;

(e)

definitive certificates issued on the Closing Date representing, in the aggregate, all of the Offered Securities registered, registered (at the discretion of the Corporation) in the name of the Agent, or in such name or names as the Agent shall notify the Corporation, or as the Corporation may request, in writing not less than 24 hours prior to the Closing Time;

(f)

subject to Section 7(j), if the Corporation determines to issue some or all of the Offered Securities (or a portion thereof) on a non-certificated basis in accordance with the rules and procedures of Canadian Depository for Securities Limited ("CDS"), then, as an alternative to the Corporation delivering to the Agent definitive certificates representing the Offered Securities (or a portion thereof) in the manner and at the times set forth in Section 7(e) above:

(i)

the Agent will provide a direction to CDS with respect to the crediting of the Offered Securities to the accounts of the participants of CDS as shall be designated by the Agent in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii)

the Corporation shall cause its transfer agent to deliver to CDS, on behalf of the Agent, the Offered Securities to be purchased hereunder, registered in the name of "CDS & Co." as the nominee of CDS, to be held by CDS in accordance with the rules and procedures of CDS;

(g)

executed copies of this Agreement and the Subscription Agreements, each in form and substance reasonably satisfactory to the Agent and the Agent’s counsel;

(h)

the Agent having completed due diligence with respect to the Corporation that is satisfactory to the Agent, acting reasonably;

(i)

such further and other documentation as may be contemplated by this Agreement or that may reasonably be requested by Agent’s counsel; and

(j)

notwithstanding anything to the contrary contained herein, securities issued pursuant to Rule 506 of Regulation D under the U.S. Securities Act shall be represented by definitive certificates, registered in the names of the purchasers thereof or in such other name or names as such purchasers shall notify the Corporation in writing not less than 24 hours prior to the Closing Time.

The foregoing conditions are for the sole benefit of the Agent and may be waived in whole or in part by the Agent at any time and, without limitation, the Agent shall have the right, on behalf of potential subscribers, to withdraw all Subscription Agreements delivered and not previously withdrawn or rescinded by such persons. If any of the foregoing conditions are not met, the Agent may terminate its obligations under this Agreement without prejudice to any other remedies it may have.

Section 8

Closing

The issue and sale of the Offered Securities shall be completed at the Closing Time at the offices of the Corporation’s counsel in Vancouver, British Columbia or at such other place as the Corporation and the Agent may agree. Subject to the conditions set forth in Section 7, the Agent, on the Closing Date, shall deliver to the Corporation:

(a)

all completed Subscription Agreements (including any applicable documents specifically referred to in the Subscription Agreements), in form and substance reasonably satisfactory to the Agent and the Agent’s counsel;

(b)

originally executed copies of all forms required under Securities Laws or by the Exchange from each of the Subscribers; and

(c)

a certified cheque or bank draft payable to the Corporation at par in Vancouver, British or effect the wire transfer of funds to the Corporation in an amount equal to the aggregate of all subscriptions for Offered Securities delivered to and accepted by the Corporation (unless the Agent shall have elected to deduct the fee payable pursuant to Section 10 and expenses payable pursuant to Section 11, from the subscription proceeds, in which case the amount of such cheque or wire transfer shall be net of such amounts). If the Agent makes a wire transfer of funds to the Corporation prior to the relevant Closing Time, the Corporation agrees that such transfer of funds to the Corporation prior to the Closing Time does not constitute a waiver by the Agent of any of the conditions of closing and that any such funds received from the Agent prior to the relevant Closing Time will be held by the Corporation in trust solely for the benefit of the Agent on behalf of the Subscribers until the Closing Time and, if the Closing does not occur at the scheduled Closing Time, such funds shall be immediately returned by wire transfer to the Agent without interest. At the relevant Closing Time and upon the satisfaction of the conditions of Closing, the funds held by the Corporation in trust for the Agent on behalf of the Subscribers shall be deemed to be delivered by the Agent to the Corporation in satisfaction of the obligations of the Agent and upon such delivery the trust constituted by this Section shall be terminated without further formality;

against delivery by the Corporation of:

(a)

subject to Section 7(f), definitive certificates representing, in the aggregate, all of the Offered Securities subscribed for or purchased registered in such name or names as the Agent shall notify the Corporation in writing of not less than 24 hours prior to the Closing Time provided such certificates registered in such names may, subject to receipt by the Corporation and the Trustee and the Warrant Trustee of a satisfactory indemnity, be delivered in advance of the Closing Date to the Agent or such other parties in such locations as the Agent may direct and the Agent and the Corporation may agree upon;

(b)

a certified cheque or bank draft payable to the Agent at par in Vancouver, British Columbia in the amount of the fee set forth in Section 10 and the expenses set forth in Section 11 (unless the Agent shall have elected to deduct such fee or expenses from the gross subscription proceeds); and

(c)

such further documentation as may be contemplated by this Agreement or that may reasonably be requested by Agent’s counsel.

The Corporation may not unreasonably reject any properly completed Subscription Agreement which is in compliance with Securities Laws.

In the event that there is more than one closing, the conditions to closing shall apply to all of such closings and the documents contemplated by Section 7 and Section 8 to be delivered at the closing shall be delivered at the first closing and at any subsequent closings to the extent applicable.

Section 9

President’s List

The Agent acknowledges and agrees that the Corporation shall be entitled to present the Agent with a list (the "President’s List") of preferred subscribers for an amount of Units (the "President’s Units") for gross proceeds of up to $5,000,000, a copy of which list must be provided within one (1) business day of the Closing Date. The Agent shall use its reasonable commercial efforts to facilitate the subscription by persons named on the President’s List under the Offering contemplated hereunder; provided that such subscribers are identified within the one business day limit referenced herein.

Section 10

Fees

In consideration for the services hereunder, the Corporation agrees to pay to the Agent a fee equal to the amount of: (a) $0.006 (6.0%) for each Unit subscribed for and for which the subscription is accepted by the Corporation (excluding the President’s Units); and (b) $0.003 (3.0%) for each President’s Unit subscribed for and for which the subscription is accepted by the Corporation, which aggregate fee shall be payable at the Closing Time. The foregoing fee may, at the sole option of the Agent, be deducted from the aggregate gross proceeds of the sale of the Offered Securities and withheld for the account of the Agent.

Section 11

Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the issuance of the Warrant Shares shall be borne by the Corporation, including, without limitation, all costs and expenses of or incidental to the private placement of the Offered Securities, the fees and expenses of the Corporation’s counsel, agent counsel retained by the Corporation’s counsel, the Corporation’s auditors, the Corporation’s engineers, the Trustee, the Indenture Trustee and other outside consultants, the legal fees  (not to exceed $40,000 without the consent of the Corporation, such consent not to be unreasonably withheld) and disbursements and taxes of the Agent’s counsel, the reasonable out-of-pocket expenses of the Agent and all other costs and expenses relating to the transactions contemplated herein. All fees and expenses incurred by the Agent which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefor from the Agent. The foregoing expenses may, at the sole option of the Agent, be deducted from the aggregate gross proceeds of the sale of the Offered Securities and withheld for the account of the Agent.

Section 12

Waiver

The Agent may, in respect of the Corporation, waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenant, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, covenant, term or condition hereof, provided that any such waiver or extension shall be binding on the Agent only if the same is in writing.

Section 13

Termination Events

The Agent may terminate its obligations hereunder, without any liability on its part, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(a)

Trading Order – any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Securities is made, or any proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission, the SEC, the Exchange or other Governmental Authority, and the same has not been rescinded, revoked or withdrawn;

(b)

Regulatory Investigation - any inquiry, action, suit, investigation (whether formal or informal) or other proceeding is announced, commenced or threatened by any Securities Commission, the SEC, the Exchange or other Governmental Authority or any order is issued under or pursuant to Law, or there is any change of Law, or the interpretation or administration thereof which, in the sole opinion of the Agent, acting reasonably, materially adversely affects, or may materially adversely affect, the market price or value of the Offered Securities or the trading in the Common Shares or the distribution of the Offered Securities;

(c)

Disaster Out - there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, terrorism or accident) or major financial occurrence of national or international consequence, or any action by Governmental Authority which in the sole opinion of the Agent, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole;

(d)

Material Change - there should occur or be discovered any material change or change in a material fact which, in the sole opinion of the Agent, acting reasonably, could reasonably be expected to have a significant adverse effect on the business, operations, capital condition (financial or otherwise), properties, assets, liabilities, obligations or affairs of the Corporation or market price or value of the Offered Securities;

(e)

Default  - the Agent, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement, the Warrant Indenture or the Subscription Agreements;

(f)

Due Diligence - the Agent has become aware, as a result of its due diligence review or otherwise (including the Due Diligence Session), of any adverse material fact or adverse material change (determined solely by the Agent, acting reasonably) with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Agent prior to the date hereof or which occurred after the effective date hereof but prior to the Closing Time; or

(g)

Market Out - the state of the financial markets in Canada or the United States becomes such that the Units cannot, in the opinion of the Agent, acting reasonably, be profitably marketed.

In any of such cases, the Agent shall be entitled, at its option, to terminate and cancel its obligations to the Corporation under this Agreement and the obligations of any Subscriber under any Subscription Agreement.

Section 14

Continuation of Termination Right

The Agent may exercise any or all of the rights provided for in Section 7, Section 12 or Section 13 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Agent or any inaction by the Agent, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Agent related to the offering or continued offering of the sale of the Offered Securities. The Agent shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to Section 7, Section 12 or Section 13 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

Section 15

Exercise of Termination Right

Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Sections 11, 16, 17, 18, 19, 21, 22, 23, 24, 25, 26, 27, 28, 29 and 30. The rights of the Agent to terminate its obligations hereunder are in addition to, and without prejudice to, any other remedies it may have.

Section 16

Survival

All representations, warranties, covenants, indemnities, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Agent for the Offered Securities and shall continue in full force and effect for the benefit of the Agent and the Subscribers regardless of any investigation by or on behalf of the Agent with respect thereto until the end of the applicable statute of limitations period under Law.

Section 17

Indemnity

The Corporation agrees to indemnify and save harmless the Agent, its affiliates and its respective shareholders, directors, officers, partners, employees and agents (collectively, the "Indemnified Parties") from and against all actual or threatened claims, actions, suits, investigations and proceedings (collectively, "Proceedings") and all losses (other than loss of profit), expenses, damages and liabilities  (including all amounts paid to investigate and defend any Proceedings, to satisfy any judgment or award or enforce this Indemnity and all reasonable amounts paid to settle any Proceeding and all legal fees and disbursements reasonably incurred) (collectively "Liabilities") which are suffered or incurred at any time that are in any way caused by, based upon, or arising directly or indirectly from or in consequence of:

(a)

any information or statement contained in any part of the Public Records, or any certificate or other document delivered by or on behalf of the Corporation to the Agent or a Subscriber pursuant to this Agreement contains or is alleged to contain misrepresentation;

(b)

any prohibition or restriction affecting the trading or distribution of the Offered Securities or Warrant Shares imposed by any Governmental Authority;

(c)

any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any Governmental Authority into the affairs of the Corporation or any of its directors or officers relating to or affecting the trading or distribution of the Offered Securities or Warrant Shares; or

(d)

any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this Agreement, the Subscription Agreements, the Warrant Indenture, the Warrant Certificates or any certificate or document delivered by the Corporation pursuant hereto or thereto, except that, if and to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable determines that those Liabilities resulted primarily from the gross negligence, fraudulent act or wilful misconduct of, such Indemnified Party claiming such indemnity, such Indemnified Party shall promptly reimburse to the Corporation any funds advanced to such Indemnified Party or fees and disbursements paid to such Indemnified Party’s counsel pursuant to this indemnity in respect of such Liabilities and the indemnity provided for in this Section 17 shall cease to apply to such Indemnified Party in respect of such Liabilities.

Section 18

Notice of Indemnity Claim

If any Proceeding is brought, instituted or threatened in respect of any Indemnified Party which may result in a claim for indemnification under this Agreement, an Indemnified Party shall promptly after receiving notice thereof notify the Corporation of the nature of such claim, in writing, and the Corporation shall be entitled (but not required) to assume conduct of the defence thereof and retain counsel on behalf of the Indemnified Party who is satisfactory to the Indemnified Party, acting reasonably, to represent the Indemnified Party in such Proceeding and the Corporation shall pay the fees and disbursements of such counsel and all other expenses of the Indemnified Party relating to such Proceeding as incurred. Failure to so notify the Corporation shall not relieve the Corporation from liability except and only to the extent that the failure materially prejudices the Corporation. Except as provided below, upon the Corporation notifying the Indemnified in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence.  If the Corporation assumes conduct of the defence for an Indemnified Party, the Indemnified Party shall fully cooperate in the defence including without limitation the provision of documents, appropriate officers and employees to give witness statements, attend examinations for discovery, make affidavits, meet with counsel, testify and divulge all information reasonably required to defend or prosecute the Proceedings. In any such Proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defence thereof if:

(a)

the Indemnified Party has been advised in writing by counsel that there may be a reasonable legal defence available to the Indemnified Party which is different from or additional to a defence available to the Corporation or that a conflict of interest exists or reasonably may exist which makes representation by counsel chosen by the Corporation not advisable (in which case the Corporation shall not have the right to assume the defence of such proceedings on the Indemnified Party’s behalf);

(b)

the Corporation shall not have undertaken the defence of such proceedings, or indicated its intent to do so, and employed counsel within ten (10) days after notice of commencement of such proceedings; or

(c)

the employment of such counsel has been authorized by the Corporation in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Party’s counsel shall be paid by the Corporation; it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all Indemnified Parties. An Indemnified Party shall have the right to employ separate counsel and to participate in the defence of any such Proceeding thereof at its own cost.

Section 19

Admission of Liability

No settlement, compromise or consent to the entry of any judgment of any Proceeding in respect of which indemnification has been or could be sought under this Agreement (whether or not the Agent or any other Indemnified Party is an actual or potential party to such claim, action or proceeding) shall be made by the Corporation without the prior written consent of the Indemnified Parties affected, such consent not to be unreasonably withheld, unless such settlement, compromise or consent: (a) includes an unconditional written release of the Indemnified Parties from all liability arising out of such claim, action or proceeding; and (b) does not include any statement as to, or an admission of, fault, culpability or failure to act by or on behalf of any of the Indemnified Parties.

Section 20

Right of Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, the Corporation and the party or parties seeking indemnification shall contribute to the aggregate Liabilities (or Proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a)

in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand and by the Agent on the other hand from the Offering; or

(b)

if the allocation provided by Section 20(a) is not permitted by Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 20(a) but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statement, omission, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing which resulted in such Liabilities, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Agent, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering received by the Corporation (net of fees but before deducting expenses) bear to the consideration received by the Agent. The relative fault of the Corporation, on the one hand, and of the Agent, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter referred to in Section 17 relates to information supplied or which ought to have been supplied by the Corporation or the Agent and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter referred to in Section 17.

The amount paid or payable by the Corporation a result of any Proceedings or Liabilities shall without limitations, include any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such Liabilities (or Proceedings in respect thereof), whether or not resulting in any action, suit, proceeding or claim.

The Corporation agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections.

Any liability of the Agent under this Section 20 shall be limited to the amount of the fee paid to the Agent pursuant to Section 10.

The rights to indemnity and right of contribution provided in the foregoing paragraphs shall be in addition to and not in derogation of any other right to indemnity or contribution which the Indemnified Parties may have by Law or in equity. The Corporation hereby waives its right to recover contribution from the Agent with respect to any liability of the Corporation by reason of or arising out of any of the matters of the nature specified in Section 17 provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of any misrepresentation which is based solely upon information relating solely to the Agent contained in such document and furnished in writing to the Corporation by the Agent expressly for inclusion in such document.

It is the intention of the Corporation to constitute the Agent as trustee for the Indemnified Parties for the purposes of Section 17 to Section 20 inclusive and the Agent shall be entitled, as trustee, to enforce such covenants on behalf of any other Indemnified Parties.

If any Proceeding is brought in connection with the transactions contemplated by this Agreement requiring the Agent to testify in connection therewith or required to respond to procedures designed to discover information relating thereto, the Agent will have the right to employ its own counsel in connection therewith, and the reasonable fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such Proceeding or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred. The obligations under the indemnity and right of contribution provided herein shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

Section 21

Right of First Refusal

The Corporation shall irrevocably grants to the Agent a right of first refusal for a period of 12 months after the last Closing Date (the "ROFR Deadline") to act as the sole/co-lead agent or underwriter with respect to any proposed financing of debt or equity securities of the Corporation (a "Financing"). The terms and conditions relating to any such services fees are to be agreed between the Corporation and the Agent based on customary and reasonable practices, both parties acting reasonably. The Corporation agrees not to engage any other party for the services described above without first complying with the provisions of this section or obtaining the prior written consent of the Agent. The Corporation shall give the Agent written notice of any such Financing it proposes to undertake setting forth the terms thereof, and, where a Financing is proposed by an investment advisor or other market intermediary, the term sheet proposed by the investment advisor or other market intermediary shall be attached to the notice. The Agent shall have a period of two (2) business days within which to give written notice (the "ROFR Notice") to the Corporation that it wishes to exercise the right of first refusal and accept the terms of the proposed Financing. If the ROFR Notice is delivered by the Agent, the Corporation shall designate the Agent as the sole/co-lead agent or underwriter for any Financing. If the ROFR Notice is not delivered by the Agent within the prescribed period or the Agent otherwise advises the Corporation that it will not exercise the right of first refusal, the Corporation shall be entitled to pursue the Financing on the terms set forth in the written notice to the Agent and term sheet, as applicable, provided that if such Financing is not completed within a 90-day period following the date on which the written notice prescribed herein is given to the Agent by the Corporation, the right of first refusal shall apply again in respect of such Financing until the ROFR Deadline. If the Agent chooses to participate in the Financing and such Financing is not completed within 90 days from receipt of the ROFR Notice (the "Initial Term"), the Corporation shall be entitled to pursue the Financing on the terms set forth in the written notice to the Agent and term sheet, as applicable, provided that if such Financing  is not completed within a 90-day period following the date on which the Initial Term ended, the right of first refusal shall apply again in respect of such Financing until the ROFR Deadline.

Section 22

Advertisements

The Corporation acknowledges that the Agent shall have the right, at its own expense, to place such advertisement or advertisements relating to the completion of the sale of the Offered Securities as the Agent may consider desirable or appropriate and as may be permitted by Law (subject to the Corporation, acting reasonably, retaining the right to approve the use of the Corporation’s name and logo and the content of such advertisement or advertisements). The Corporation and the Agent each agree that they will not make or publish any advertisement in any media whatsoever relating to or otherwise publicize the transaction provided for herein so as to result in any exemption from the prospectus requirements of Securities Law of the Selling Jurisdictions in Canada unavailable in respect of the sale of the offered Securities to prospective purchasers. Furthermore, the Corporation agrees that it will not issue any press releases relating to or referring to this transaction without the prior written consent of the Agent, acting reasonably and in a timely manner, except as may be required by Law or the requirements of any Governmental Authority.

Section 23

Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Renaissance Oil Corp.

3123 – 595 Burrard Street

Vancouver, British Columbia   V7X 1J1

Attention:

Craig Steinke

Fax No.:

(604) 609-6145

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP

885 West Georgia Street

Vancouver, British Columbia   V6C 3C8

Attention:

Jennifer Traub

Fax No.:

(604) 691-6120

and, in the case of notice to be given to the Agent, be addressed to:

Haywood Securities Inc.

301 – 808 1 Street S.W.

Calgary, Alberta   T2P 1M9

Attention:

Jeff Reymer

Fax No.:

(403) 509-1999

with a copy to (which shall not constitute notice):

Torys LLP

4600, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention:

Scott Cochlan

Fax No.:

(403) 776-3800

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)

a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time) on a business day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first business day following the day on which it is delivered; and

(b)

a communication which is sent by facsimile transmission shall, if sent on a business day before 4:30 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is sent.

Section 24

Trust

It is the intention of the Corporation to constitute the Agent as trustee for the Subscribers in respect of the benefit of the representations, warranties and covenants of the Corporation set forth in this Agreement.

Section 25

Acknowledgement and Consent

The Corporation: (i) acknowledges and agrees that the Agent has certain statutory obligations as a registrant under the Securities Laws and has fiduciary relationships with its respective clients; and (ii) consents to each of the Agent acting hereunder while continuing to act for its respective clients. To the extent that Agent’s statutory obligations as a registrant under Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, the Agent shall be entitled to fulfil its statutory obligations as a registrant under Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent the Agent from fulfilling its statutory obligations as a registrant under Securities Laws or to act as a fiduciary of its clients. The Corporation agrees that it will not claim that the Agents has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the  Corporation in connection with such transaction or the process leading thereto.

Section 26

Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 27

Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein and the parties hereto irrevocably attorn and submit to the jurisdiction of the Courts of British Columbia with respect to any dispute related to this Agreement.

Section 28

Time of the Essence

Time shall be of the essence of this Agreement.

Section 29

Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

Section 30

Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Agent and the Corporation with respect to the issuance of securities by the Corporation and including, without limitation, the agreement constituted by the acceptance of the letter from the Agent to the Corporation.

Section 31

Currency

Unless otherwise indicated, all references herein to "$" or "dollars" are to Canadian dollars.

Section 32

U.S. Offers

The Agent makes the representations, warranties and covenants in Section 33 and agrees, on behalf of the U.S. Affiliates, for the benefit of the Corporation, to comply with the U.S. selling restrictions imposed by the Laws of the United States and set forth in Section 33.

Section 33

U.S. Securities Matters

The Agent and the Corporation agree as follows:

(a)

the Agent acknowledges that none of the Units, the Offered Securities or the Warrant Shares have been or will be registered under the U.S. Securities Act or the Securities Laws of any state in the United States and that the Units and the Offered Securities are being offered and sold pursuant to Securities Laws and, in each case, in reliance upon and in compliance with Rule 903 of Regulation S or, in the case only of the Units, pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Agent acknowledges and agrees that Units may only be:

(i)

offered or sold in Offshore Transactions in accordance with Rule 903 of Regulation S; or

(ii)

offered within the United States by the Agent, or any person acting on their behalf, through the U.S. Affiliate, and sold by the Corporation to Accredited Investors pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) or Rule 506 of Regulation D and, in each case, similar exemptions under applicable state securities laws;

(b)

the Agent represents and agrees that none of the Agent nor the U.S. Affiliate (or any person acting on their behalf):

(i)

has made or will make any Directed Selling Efforts in connection with offers and sale of the Offered Securities;

(ii)

has made or will make (except to the extent permitted by this Section 33) any offer to sell or solicitation of any offer to buy any of the Units or the Offered Securities to any person in the United States;

(iii)

has made or will make (except to the extent permitted by this Section 33) any sale of any of the Units or the Offered Securities to any person unless, at the time the order to purchase such Offered Securities was placed, such person was outside the United States and not acting for the account or benefit of a U.S. Person, or the seller of such Units or Offered Securities and any person acting on its behalf reasonably believed that, at the time the order to purchase such Units or Offered Securities was placed, such person was outside the United States and not acting for the account or benefit of a U.S. Person within the meaning of Rule 903 of Regulation S; and

(iv)

has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities,

the Agent agrees that all offers and sales of Units in the United States shall be made in compliance with all applicable federal and state laws and regulations governing registration and conduct of brokers and dealers. The U.S. Affiliate is duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or will be made (unless exempted from the respective state's broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(c)

the Corporation and the Agent agree that the Units and the Offered Securities may be offered within the United States by the Agent, or any person acting on their behalf, only through the U.S. Affiliate and sold to such offerees by the Corporation in accordance with Section 4(a)(2) or Rule 506 of Regulation D and, thereunder, only to purchasers that the Agent or the U.S. Affiliate had a pre-existing relationship and has or had a reasonable basis to believe and does and did believe to be Accredited Investors and, on the date hereof, continue to believe that each such purchaser is an Accredited Investor, as applicable;

(d)

in connection with the offers and sales in the United States, the Agent agrees for itself  and for the U.S. Affiliate and for any person acting on their behalf not to offer or sell, or to solicit any offer to buy, any Units or Offered Securities by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2);

(e)

the Agent agrees to inform each offeree that none of the Units, the Offered Securities or Warrant Shares have been or will be registered under the U.S. Securities Act or the securities laws of any state in the United States and that the Units and the Offered Securities are being offered and sold in the United States in reliance upon exemptions from the provisions of Section 5 of the U.S. Securities Act provided by Section 4(a)(2) or Rule 506 of Regulation D;

(f)

the Agent agrees that offers to sell, solicitations of offers to buy and sales of Units or Offered Securities in the United States shall be made only in transactions that are exempt from the registration or qualification requirements of applicable United States state securities ("Blue Sky") laws, in accordance with the applicable U.S. federal and state requirements relating to the registration of brokers and dealers only by the U.S. Affiliate and only to persons who, prior to the sale and delivery of the Units or Offered Securities to them, execute and deliver a Subscription Agreement for the Units or Offered Securities prepared for use in connection with offers and sales of Units or Offered Securities in the United States in the form agreed upon by the Corporation and the Agent;

(g)

the Agent represents and warrants that with respect to Units to be sold in reliance on Rule 506(b) of Regulation D, none of it, the U.S. Affiliate, or any of its or the U.S. Affiliate’s directors, executive officers, general partners, managing members or other officers participating in the Offering, or any other person associated with the Agent who will receive, directly or indirectly, remuneration for solicitation of purchasers of Units pursuant to Rule 506(b) of Regulation D (each, a "Dealer Covered Person" and, together, "Dealer Covered Persons"), is subject to any Disqualification Event (as defined below) except for a Disqualification Event (i) covered by Rule 506(d)(2)(i) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date.

(h)

the Agent represents that it is not aware of any person other than a Dealer Covered Person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Units pursuant to Rule 506(b) of Regulation D.  It will notify the Corporation, prior to the Closing Date of any agreement entered into between it and any such person in connection with such sale.

(i)

the Agent will notify the Corporation, in writing, prior to the Closing Date, of (i) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Corporation in accordance with paragraph (g), and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person.

(j)

the Corporation represents that it is, and as of the date of issuance of the Offered Securities will be, a Foreign Issuer and that as of the date hereof there is, and as of the date of issuance of the Units and the Offered Securities there will be, no Substantial U.S. Market Interest in the Units, the Warrants or the Common Shares;

(k)

the Corporation represents that it is not, and as a result of the sale of the Units or the Offered Securities, the exercise of the Warrants or the issuance of the Warrant Shares as contemplated hereby, will not be registered or required to be registered, as an “investment company” under the Investment Company Act;

(l)

except with respect to sales to Accredited Investors solicited by the Agents in reliance upon the exemption from registration available under Rule 506(b) of Regulation D, none of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Agents, the U.S. Affiliates, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Units to a person in the United States or to, or for the account or benefit of, a U.S. Person; or (b) any sale of Units unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States and not acting for the account or benefit of a U.S. Person or (ii) the Corporation, its affiliates, and any person acting on any of their behalf reasonably believe that the purchaser is outside the United States and not acting for the account or benefit of a U.S. Person.

(m)

the Corporation represents and agrees that neither it, nor any of its affiliates, nor any person (other than the Agent and the U.S. Affiliate or any person acting on their behalf as to which the Corporation makes no representation) acting on behalf of it or its affiliates:

(i)

has made or will make any Directed Selling Efforts in connection with offers and sales of the Units or the Offered Securities, or has taken or will take any action, including any Directed Selling Efforts, that would (A) cause the exemptions afforded by Section 4(a)(2), Rule 506 of Regulation D or Section 3(a)(9) under the U.S. Securities Act or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Units or the Offered Securities pursuant to this Agreement or the exercise of the Warrants; or (B) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities,

(ii)

in connection with the offer or sale of the Units or the Offered Securities has engaged or will engage in any General Solicitation or General Advertising in the United States or in any manner involving a public offering within the meaning of Section 4(a)(2); and

(iii)

within the six-month period prior to the date hereof has offered or sold any Common Shares or other securities of the Corporation other than offers and sales outside the United States pursuant to, and in accordance with, Rule 903 of Regulation S and other than offers and sale contemplated by this Agreement;

(n)

none of the Corporation or any of its affiliates or any persons acting on any of their behalf (other than the Agents, the U.S. Affiliate, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, (i) any of the Units in the United States or to, or for the account or benefit of, U.S. Persons, except for offers and sales made through the Agents and the U.S. Affiliate in reliance on the exemption from registration under the U.S. Securities Act provided by Rule 506(b) of Regulation D or (ii) any of the Units outside the United States to, or for the account or benefit of, non-U.S. Persons, except for offers and sale made in Offshore Transactions in accordance with Rule 903 of Regulation S.

(o)

the Corporation will not sell, offer for sale or solicit any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Units or the Offered Securities and would cause the exemptions from registration set forth in Section 4(a)(2) or Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units;

(p)

none of the Corporation or any of its predecessors or affiliates have been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

(q)

with respect to Units to be offered and sold in reliance on Rule 506(b) of Regulation D, none of the Corporation, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Corporation participating in the Offering, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale (each, an "Issuer Covered Person" and, together, "Issuer Covered Persons") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Corporation has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event, and the Corporation shall deliver a certificate to such effect at the Closing Date. The Corporation has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Agents a copy of any disclosures provided thereunder.

(r)

the Corporation is not aware of any person (other than any Issuer Covered Person or Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Units pursuant to Rule 506(b) of Regulation D.

(s)

the Corporation will notify the Agent, in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

(t)

the Agent has not entered, and will not enter, into any contractual arrangements with respect to the offer and sale of the Units or the Offered Securities in the United States other than as provided herein, except with affiliates of the Agent, without prior written consent of the Corporation;

(u)

the Agent shall cause each member of the Selling Dealer Group and each of the affiliates of the Agent to agree, for the benefit of the Corporation, to comply with, and each shall use its commercially reasonable efforts to ensure that the U.S. Affiliate and each selling group member complies with, the same provisions of this Section 33 as apply to such Agent as if such provisions applied to the U.S. Affiliate and such selling group member.

(v)

the Agent will deliver to offerees and purchasers of Units or the Offered Securities in the United States who were offered, through the U.S. Affiliate, a copy of the same information relating to the Corporation and the Offering as provided to offerees and purchasers in Canada and the Agent agree that it has not and will not use any written material other than such documents in connection therewith;

(w)

the Agent covenants and agrees with the Corporation that it will:

(i)

offer the Units and the Offered Securities in the United States only through the U.S. Affiliate, which is duly registered as a broker or dealer in the applicable U.S. jurisdictions to permit it to offer and sell the Units and which will be bound by the provisions of this Agreement and will otherwise comply with applicable U.S. state and federal laws governing the registration and conduct of broker-dealers; and

(ii)

obtain from each Subscriber (A) in the United States, or (B) who was offered Units or Offered Securities in the United States, an executed Subscription Agreement prepared for use in connection with United States offers and sales, in the form agreed by the Corporation and the Agent and deliver such Subscription Agreements to the Corporation;

(x)

at least one business day prior to the Closing Date, the Agent shall cause the U.S. Affiliate to provide the Corporation with a list of all purchasers of Units or the Offered Securities in the United States all purchasers who were offered Units or the Offered Securities in the United States;

(y)

at closing, the Agent will, together with the U.S. Affiliate, provide a certificate, substantially in the form of Schedule C hereto, relating to the manner of the offer and sale of Units in the United States;

(z)

the Corporation shall duly prepare and file with the SEC and applicable state securities regulators a notice on Form D within 15 days after the first sale of the Units or Offered Securities in reliance on Rule 506(b) of Regulation D, and will make such filings with any applicable state securities commission as may be required by state law; and

(aa)

the Corporation shall duly prepare and file within the prescribed time periods any forms or notices required by applicable "blue sky" laws in connection with the offer and sale of the Units or Offered Securities.

[Signatures follow on next page]

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and by returning the same to the Agent.

HAYWOOD SECURITIES INC.

Per:

s/s “Jeff Reymer”

ACCEPTED AND AGREED to as of the day and year first above written.

RENAISSANCE OIL CORP.

Per:

s/s “Craig Steinke”

SCHEDULE A

MATERIAL CONTRACTS

Retainer contract with Marcos y Asociados, Infraestractura y Energia S.C.

Master consulting services agreement with Halliburton Energy Services Inc.

Consulting services agreements with each of:

1.

Petrafiz Ltd.

2.

Soaring Eagle Energy LLC

3.

Worldwide Geochemistry LLC

4.

Dan Steward

5.

Kent A. Bowker Geological Consulting LLC

6.

Steinsberger Tight Gas Consulting LLC

7.

C2 Geology LLC

SCHEDULE B

EMPLOYMENT AGREEMENTS

See Schedule A.

SCHEDULE C

AGENTS CERTIFICATE

In connection with the offer and sale of units of Renaissance Oil Corp. (the "Corporation") to one or more U.S. Purchasers, the undersigned, Haywood Securities Inc. (the "Agent"), and Haywood Securities (USA) Inc., as its U.S. Affiliate, who has signed below in its capacity as placement agent in the United States for the Agent (the "U.S. Placement Agent"), do hereby certify that:

1.

the U.S. Placement Agent is, and at the time of all offers and sales of Offered Securities in the United States was, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act, and is and was at all such times a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. and all offers and sales of Offered Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all U.S. state and federal laws governing the registration and conduct of brokers and dealers;

2.

all the Offered Securities offered in the United States by the U.S. Placement Agent were sold by the Corporation to Accredited Investors;

3.

we have not used any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Securities in the United States and to, or for the account or benefit of, U.S. Persons;

4.

each offeree and subscriber for the Offered Securities in the United States to which the U.S. Placement Agent offered Securities has been sent a copy of the same information in respect of the Corporation and the offering of the Offered Securities as provided to Canadian offerees and subscribers (the "Offering Documents") and we have not used and will not use any written material other than the Offering Documents in connection with the offer and sale of the offered Securities;

5.

immediately prior to transmitting the Offering Documents to offerees in the United States, we had reasonable grounds to believe and did believe that each such person was an Accredited Investor, and we continue to believe that each U.S. Purchaser of Offered Securities that we have arranged is an Accredited Investor on the date hereof;

6.

prior to any sale of Offered Securities in the United States, to a person who was offered the Securities in the United States, we caused each such U.S. Purchaser to sign a Subscription Agreement containing representations and warranties with respect to U.S. securities law matters, in the form agreed by the Corporation and the Agent;

7.

neither we, nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities;

8.

the offer and sale of the Offered Securities have been conducted by us in accordance with the agency agreement dated effective as of October 6, 2015 among the Corporation and the Agent (the "Agency Agreement"); and

9.

capitalized terms used herein but not defined have the meanings given to them in the Agency Agreement.

Dated:

_________________, 2015

HAYWOOD SECURITIES (USA) INC., on its behalf and on behalf of the Agent By: Name: Title:	HAYWOOD SECURITIES INC. By: Name: Title: